Exhibit 99.1

IMMUTEP LIMITED

ABN 90 009 237 889

Appendix 4D

Interim Financial Report

For the Half-Year Ended

31 December 2017

(previous corresponding period: half-year ended 31 December 2016)

To be read in conjunction with the 30 June 2017 Annual Report.

In compliance with Listing Rule 4.2A

ABN 90 009 237 889

ASX/Media Release (ASX: IMM)

22 February 2018

Appendix 4D Interim Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2017

Previous Reporting Period – Half-year Ended 31 December 2016

Revenues	Up	100%	to	2,580,410
Loss after tax attributable to members	Up	6.5%	to	(4,324,912)
Net loss for the period attributable to members	Up	6.5%	to	(4,324,912)

Dividends (Distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a
Record date for determining entitlements to the dividend, (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)

As at 31 December 2017	0.35
As at 31 December 2016	0.57

Contents

Directors’ Report	2

Auditor’s Independence Declaration	6

Consolidated Statement of Comprehensive Income	7

Consolidated Balance Sheet	8

Consolidated Statement of Changes in Equity	9

Consolidated Statement of Cash Flows	10

Notes to the Consolidated Financial Statements	11

Directors’ Declaration	21

Independent Auditor’s Review Report to the Members	22

Immutep Limited- Appendix 4D	Page 1

Directors’ Report

Your directors are pleased to provide the following half-year report on Immutep Limited and its subsidiaries (referred to hereafter as the Group or Immutep or the Company) for the half-year ended 31 December 2017.

Directors

The following persons were directors of Immutep up to the date of this report unless otherwise stated:

Dr Russell Howard	(Non-Executive Chairman)
Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
Mr Marc Voigt	(Executive Director & Chief Executive Officer)
Mr Grant Chamberlain	(Non-Executive Director: appointed 21 August 2017)
Ms Lucy Turnbull, AO	(Non-Executive Chairman: prior to 17 November 2017)
Mr Albert Wong	(Non-Executive Deputy Chairman: prior to 17 November 2017)

Principal Activities

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutics for the treatment of cancer and autoimmune diseases. Immutep is dedicated to leveraging scientific vision and clinical acumen to discover and develop novel immunotherapies and to partner with leading organisations to maximise the full therapeutic potential of these cutting-edge technologies.

Immutep’s current lead product candidate is eftilagimod alpha (“Efti” or “IMP321”), a soluble LAG-3Ig fusion protein, which is in clinical development for the treatment of cancer.

Immutep has two other clinical candidates (IMP701 and IMP731) that are fully licensed to major pharmaceutical partners, and a fourth candidate (IMP761) which is in pre-clinical development.

Immutep is listed on the Australian Stock Exchange (IMM), and on NASDAQ (IMMP) in the United States.

Review of Operations

The Company has undergone significant change in the last six months to reflect its status as a globally recognised leader in LAG-3. Immutep shareholders voted to accept the name change from Prima BioMed to Immutep at the Company’s Annual General Meeting on 17 November 2017. Under the Immutep name, the Company intends to build awareness of its portfolio of LAG-3 based immunotherapy assets and attract more investor interest.

Immutep now refers to its lead LAG-3 product candidate as eftilagimod alpha, or “Efti” for short. Eftilagimod alpha is the International Non-proprietary Name (INN) for LAG-3Ig or IMP321. The INN designation is regulated by the World Health Organisation.

Additional key highlights and significant events of the reporting period included:

•	First capital raise utilising its NASDAQ listed American Depository Shares in the United States

•	Presentation of interim data from the first two cohorts of the TACTI-mel clinical trial at the Society for Immunotherapy of Cancer (SITC) in November 2017

•	Final data from safety run-in phase of AIPAC clinical trial, as presented at the American Society of Clinical Oncology (ASCO) in June 2017

•	Recruitment of all three cohorts in the TACTI-mel trial completed and expansion of European centres for randomised phase of AIPAC trial

•	Three additional patent grants, and a second milestone payment from Novartis pursuant to the IMP701 collaboration

•	Positive developments with international regulatory bodies in China and the United States

•	Changes to Company name and Board of Directors

•	Eddingpharm milestone was achieved in December 2017 upon the approval of Investigational New Drug (IND) application in China

Immutep Limited- Appendix 4D	Page 2

Directors’ Report (continued)

Clinical Trial Updates

The Company’s Australian Phase I clinical trial in metastatic melanoma, TACTI-mel, is progressing well and the three cohorts are now fully recruited with 18 patients in total. New data was presented in a poster presentation at the Society for Immunotherapy of Cancer (SITC) 2017 Annual Meeting in the United States in November. The findings demonstrated anti-tumour activity when Efti is administered in combination with pembrolizumab, with tumour reductions observed in 58% of advanced metastatic melanoma patients in the study, which is extremely encouraging for future clinical indications of Efti, as well as drug combination trials. The first results from all three cohorts are anticipated towards the end of the first half of calendar year 2018. Encouraged by the TACTI-mel Phase I clinical trial interim results presented at SITC in November 2017, the Company announced earlier this month that it plans to expand the TACTI-mel study by six patients at 30 mg of Efti in combination with pembrolizumab starting at cycle one and with a treatment duration of 12 months.

Similarly, recruitment for the randomised phase (226 patients) of the Phase IIb AIPAC trial in metastatic breast cancer is expected to be completed by mid-calendar year 2018. 31 out of 34 clinical sites have been activated with the remainder expected within the next few months. Data in December 2017 confirmed the positive response from the open-label safety run-in cohort of 15 patients as presented at the American Society of Clinical Oncology (ASCO) in June. The data showed that the combination of Efti plus weekly paclitaxel in patients with metastatic breast cancer is safe and well tolerated; moreover, an overall response rate of 47% was observed. The primary Progression Free Survival data readout of this portion of the study could be available as early as the first half of calendar year 2019.

The investigator-led INSIGHT clinical trial, in which Efti is administered as an intra-tumoural or intraperitoneal injection, continues to make positive progress following the receipt of ethical and regulatory approvals in July 2017. Four patients have already been recruited and single case data is expected throughout calendar year 2018.

In November, Immutep had a Pre-Investigational New Drug Application (Pre-IND) meeting with the U.S. Food and Drug Administration to discuss the regulatory pathway for the development of Efti in the United States. The meeting was productive, and Immutep intends to file an IND in the first half of calendar year 2018. This filing would provide the opportunity to commence clinical studies and regulatory interactions in the United States - a critical component of the Company’s global commercialisation strategy for Efti.

The pre-clinical development of early stage product candidate, IMP761, is advancing. IMP761 is the first humanised antibody which acts as an agonist to one of the three major immune checkpoint molecules in oncology (CTLA-4, PD-1, and LAG-3). New preclinical data should be published in 2018.

Partnered programs

Immutep continues to collaborate with its pharma partners on their respective clinical development programs and in broadening the Company’s patent portfolio.

In November, Immutep announced a new patent from the European Patent Office, which is geared toward the use of Immutep’s lead candidate, Efti, in combination with a chemotherapeutic agent for the treatment of cancer. In September, Immutep announced the grant of a patent in Japan for its IMP731 antibody, which was licensed to GlaxoSmithKline (GSK) in December 2010. Immutep also announced in September the grant of a Japanese patent for the use of Efti in the treatment of infectious diseases. This suggests the broader potential of Efti as an immunostimulant and provides protection for a range of possible clinical indications beyond cancer.

A new research collaboration between Monash University and Immutep was announced in August, in conjunction with a A$360,000 grant by the Australian Research Council. The research, which will be conducted over a three year period, aims to further understand the way that LAG-3 controls T cell signaling, which is important for both cancer and autoimmunity.

Immutep Limited- Appendix 4D	Page 3

Directors’ Report (continued)

Immutep’s Chinese partner, EOC Pharma, an oncology focused affiliate of Eddingpharm that holds the Chinese rights for Efti, continues to leverage the improved clinical and regulatory environment in China and successfully raised US$32 million in capital from Chinese investors in November 2017. EOC plans to use these funds to commercialise its oncology portfolio, including Efti. This is part of a broader effort to increase access to novel therapies for patients. Immutep is set to receive milestone payments as EOC Pharma continues its development of Efti in China. In December 2017, EOC Pharma received the approval of Investigational New Drug (IND) from the FDA in China, this triggered its first milestone payment of US$1 million to Immutep.

In November, Immutep’s partner Novartis increased the number of patients in its Phase I / II clinical study with IMP701 to 515, and also started a new Phase II study with 160 patients.

Furthermore, the Phase I study being conducted by GSK with IMP731 is now fully recruited with an expected completion date in March 2018.

Industry Conferences

In November, Immutep’s Chief Medical Officer and Chief Scientific Officer, Dr. Frédéric Triebel presented new data from the company’s TACTI-mel Phase I clinical trial at the Society for Immunotherapy of Cancer (SITC) - a key conference in the field of immuno-oncology which took place in the United States.

In October, Dr. Triebel, presented at the World Immunotherapy Congress in Switzerland where he discussed the therapeutic potential of LAG-3 and provided an overview of Immutep’s clinical program.

The company also attended several other high profile industry conferences including the BIO-Europe 2017 partnering conference in Germany and the European Society of Oncology (ESMO) 2017 congress in Spain. It is increasingly evident from these events that checkpoint inhibitors including those that modulate the LAG-3 immune control mechanism are attracting significant interest from the scientific, medical, pharmaceutical and investment communities. Immutep is well placed to capitalise on this interest.

Financial

Immutep’s financial position was strengthened at the start of the 2018 financial year with the U.S. capital raise of approximately US$5 million (approximately A$6.5 million), the Company’s first capital raise using American Depository Shares (ADS) since listing on NASDAQ in 2012. Strategically, it provided important financial headroom to fund existing clinical development programs and brought several U.S. specialist healthcare institutional investors onto the share register.

Since July, a second milestone payment of US$1 million was received from partner Novartis relating to Immutep’s IMP701 LAG-3 antibody, also referred to as LAG525. Immutep is eligible to receive further potential development based milestone payments and royalties as the program progresses.

Immutep received its first milestone payment of US$1 million from EOC Pharma on 31 January 2018. However, this US$1 million milestone has been recognised as revenue in December 2017, i.e. when the FDA in China approved the IND, which was the trigger for the milestone being achieved.

In August, Immutep received a €0.9 million (approximately A$1.3 million) cash rebate from the French Government for the research and development activities conducted in Europe during the calendar year 2016.

At 31 December 2017, the consolidated entity had total funds of $13.7 million comprising cash in hand at bank of $8.3 million and short term deposits of $5.4 million. Based on our current projections, we estimate that our cash reach extends to at least the end of the first calendar quarter of 2019.

Changes to Board of Directors

As announced on 17 November 2017, long-serving Chair, Lucy Turnbull and Vice-Chair, Albert Wong resigned as Directors of Immutep at the Company’s 2017 AGM. Lucy Turnbull remains a significant shareholder in Immutep. They were succeeded by current directors, Dr Russell Howard and Pete Meyers as Chair and Vice Chair, respectively.

New Non-Executive Director, Grant Chamberlain, joined the Board in August 2017.

Immutep Limited- Appendix 4D	Page 4

Directors’ Report (continued)

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6. This report is made in accordance with a resolution of directors.

Mr Marc Voigt

CEO and Executive Director

Berlin, Germany

Dated: 22nd Day of February 2018

Immutep Limited- Appendix 4D	Page 5

Auditor’s Independence Declaration

As lead auditor for the review of Immutep Limited for the half-year ended 31 December 2017, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Immutep Limited and the entities it controlled during the period.

Eddie Wilkie	Sydney
Partner	22 February 2018
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

  One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

  T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

  Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

  T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.	Page 6

Consolidated Statement of Comprehensive Income

For the Half Year Ended 31 December 2017

	Note	31 December 2017	31 December 2016
		$	$
REVENUE
License revenue		2,580,410	—
OTHER INCOME
Miscellaneous income		332,052	225,202
Grant income		1,325,066	1,364,637
Net gain on foreign exchange		37,408	—
Interest income		37,485	63,711
Net gain on fair value movement of warrants	9	1,332,972	—

Total revenue and other income		5,645,393	1,653,550

EXPENSES
Depreciation and amortisation		(894,533)	(865,195)
Research and development and intellectual property		(4,647,625)	(2,709,225)
Corporate administrative expenses		(3,995,944)	(2,116,641)
Loss on foreign exchange		—	(203,164)
Net change in fair value of convertible note	8	(432,171)	(373,836)

Loss before income tax		(4,324,880)	(4,614,511)

Income tax benefit/(expense)		(32)	551,856

Loss for the half-year		(4,324,912)	(4,062,655)

Other Comprehensive Income/(loss)
Exchange differences on the translation of foreign operations		506,599	(491,904)

Other comprehensive income/(loss) for the half-year, net of income tax		506,599	(491,904)

Total comprehensive loss for the half-year		(3,818,313)	(4,554,559)

Loss is attributable to:
Owners of Immutep Limited		(4,324,912)	(4,062,655)

Total comprehensive loss is attributable to:
Owners of Immutep Limited		(3,818,313)	(4,554,559)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents (revised)
Basic and diluted loss per share		(0.18)	(0.19)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 7

Consolidated Balance Sheet

As at 31 December 2017

	Note	31 December 2017	30 June 2017
		$	$
ASSETS
Current assets
Cash and cash equivalents		13,701,707	12,236,974
Current receivables	4	3,802,535	2,194,016
Other current assets	7	819,805	1,488,268

Total current assets		18,324,047	15,919,258

Non-current assets
Plant and equipment	5	24,921	24,202
Intangibles	6	18,697,440	19,020,336

Total non-current assets		18,722,361	19,044,538

Total assets		37,046,408	34,963,796

LIABILITIES
Current liabilities
Trade and other payables		2,159,068	2,588,781
Employee benefits		95,552	43,227

Total current liabilities		2,254,620	2,632,008

Non-current liabilities
Convertible note liability	8	6,211,155	5,778,984
Warrant liability	9	1,422,403	—
Employee benefits		31,433	20,498

Total non-current liabilities		7,664,991	5,799,482

Total liabilities		9,919,611	8,431,490

Net assets		27,126,797	26,532,306

EQUITY
Contributed equity	10	200,214,707	195,352,543
Reserves		63,075,814	63,018,575
Accumulated losses		(236,163,724)	(231,838,812)

Equity attributable to the owners of Immutep Limited		27,126,797	26,532,306

Total equity		27,126,797	26,532,306

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 8

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 December 2017

	Note	Issued Capital	Reserves	Accumulated Losses	Total
		$	$	$	$
Balance at 1 July 2016		194,530,932	63,258,187	(222,471,606)	35,317,513
Loss for the half-year		—	—	(4,062,655)	(4,062,655)
Other comprehensive loss		—	(491,904)	—	(491,904)

Total comprehensive loss for the half-year		—	(491,904)	(4,062,655)	(4,554,559)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs		(6,217)	—	—	(6,217)
Employee share based payment		—	497,576	—	497,576
Exercise of vested performance rights		516,811	(516,811)	—	—

Balance at 31 December 2016		195,041,526	62,747,048	(226,534,261)	31,254,313

Balance at 1 July 2017		195,352,543	63,018,575	(231,838,812)	26,532,306
Loss for the half-year		—	—	(4,324,912)	(4,324,912)
Other comprehensive income		—	506,599	—	506,599

Total comprehensive income/(loss) for the half-year		—	506,599	(4,324,912)	(3,818,313)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs	10	3,124,667	—	—	3,124,667
Employee Share based payments		—	1,288,137	—	1,288,137
Exercise of vested performance rights	10	1,737,497	(1,737,497)	—	—

Balance at 31 December 2017		200,214,707	63,075,814	(236,163,724)	27,126,797

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 9

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2017

	31 December 2017	31 December 2016
	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)	(7,106,846)	(4,347,108)
Interest received	25,931	63,711
Miscellaneous income	23,333	158,220
License revenue	1,282,051	—
Tax refund / (paid)	(32)	7,367
Grant income	1,323,622	—

NET CASH (OUTFLOWS) FROM OPERATING ACTIVITIES	(4,451,941)	(4,117,810)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for plant and equipment	(5,430)	(1,228)

NET CASH (OUTFLOWS) / INFLOWS IN INVESTING ACTIVITIES	(5,430)	(1,228)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of shares and options	3,806,390	—
Proceeds from issues of warrants	2,755,375	—
Share issue transaction costs	(681,723)	(6,217)

NET CASH (OUTFLOWS) / INFLOWS FROM FINANCING ACTIVITIES	5,880,042	(6,217)

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	1,422,671	(4,125,255)

Effect on exchange rate on cash and cash equivalents	42,062	(184,165)
Cash and cash equivalents at the beginning of the half year	12,236,974	20,879,548

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	13,701,707	16,570,128

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 10

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year report does not include full disclosures of the type normally included in an annual report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Immutep as the annual report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2017 and any public announcements made by Immutep Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

2. Dividends

The company resolved not to declare any dividends in the half-year ended 31 December 2017.

3. Segment Reporting

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Operating segment information

31 December 2017	Cancer Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	2,580,410	—	2,580,410
Other Income
Grant income	1,325,066	—	1,325,066
Interest income	—	37,485	37,485
Miscellaneous income	332,052	—	332,052
Other income	—	1,370,380	1,370,380

Total revenue and other income	4,237,528	1,407,865	5,645,393

Result
Segment result	(5,732,745)	1,407,865	(4,324,880)

Loss before income tax expense	(5,732,745)	1,407,865	(4,324,880)

Income tax expense			(32)

Loss after income tax expense			(4,324,912)

Total segment assets	37,046,408	—	37,046,408

Total segment liabilities	9,919,611	—	9,919,611

Immutep Limited- Appendix 4D	Page 11

Notes to the Financial Statements (continued)

3. Segment Reporting (continued)

31 December 2016	Cancer Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	—	—	—
Other Income
Grant income	1,364,637	—	1,364,637
Interest income	—	63,711	63,711
Miscellaneous income	225,202	—	225,202

Total other income	1,589,839	63,711	1,653,550

Result
Segment result	(4,678,222)	—	(4,678,222)

Loss before income tax expense	(4,678,222)	63,711	(4,614,511)

Income tax benefit			551,856

Loss after income tax expense			(4,062,655)

Total segment assets	38,159,143	—	38,159,143

Total segment liabilities	6,904,830	—	6,904,830

4. Current Receivables

	31 December 2017	30 June 2017
	$	$
License receivable	1,282,056	—
Grant and other receivables	2,276,179	2,006,743
GST receivable	244,300	187,273

	3,802,535	2,194,016

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2017.

5. Plant and Equipment

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$
At 1 July 2016
Cost or fair value	511,195	41,971	8,064	561,230
Accumulated depreciation	(496,104)	(28,212)	(5,414)	(529,730)

Net book amount	15,091	13,759	2,650	31,500

Year ended 30 June 2017
Opening net book amount	15,091	13,759	2,650	31,500
Exchange differences	(171)	(229)	(46)	(446)
Additions	—	7,089	—	7,089
Disposal	—	—	—	—
Depreciation charge	(3,680)	(8,867)	(1,394)	(13,941)

Closing net book amount	11,240	11,752	1,210	24,202

Immutep Limited- Appendix 4D	Page 12

Notes to the Financial Statements (continued)

5. Plant and Equipment (continued)

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$
At 1 July 2017
Cost or fair value	510,188	48,919	8,030	567,137
Accumulated depreciation	(498,948)	(37,167)	(6,820)	(542,935)

Net book amount	11,240	11,752	1,210	24,202

Half Year ended 31 December 2017
Opening net book amount	11,240	11,752	1,210	24,202
Exchange differences	332	185	14	531
Additions	—	5,430	—	5,430
Depreciation charge	(924)	(3,748)	(570)	(5,242)

Closing net book amount	10,648	13,619	654	24,921

At 31 December 2017
Cost or fair value	516,856	55,398	8,254	580,508
Accumulated depreciation	(506,208)	(41,779)	(7,600)	(555,587)

Net book amount	10,648	13,619	654	24,921

6. Non-current assets – intangibles

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 1 July 2016
Cost	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,915,671)	(2,709,263)	—	(4,624,934)

Net book amount	—	20,741,737	109,962	20,851,699

Year ended 30 June 2017
Opening net book amount	—	20,741,737	109,962	20,851,699
Exchange differences	—	(143,689)	—	(143,689)
Amortisation charge	—	(1,687,674)	—	(1,687,674)

Closing net book amount	—	18,910,374	109,962	19,020,336

At 1 July 2017
Cost or fair value	1,915,671	23,343,253	109,962	25,368,886
Accumulated amortisation	(1,915,671)	(4,432,879)	—	(6,348,550)

Net book amount	—	18,910,374	109,962	19,020,336

Half Year ended 31 December 2017
Opening net book amount	—	18,910,374	109,962	19,020,336
Exchange differences	—	566,395	—	566,395
Amortisation charge	—	(889,291)	—	(889,291)

Closing net book amount	—	18,587,478	109,962	18,697,440

At 31 December 2017
Cost or fair value	1,915,671	24,058,026	109,962	26,083,659
Accumulated amortisation	(1,915,671)	(5,470,548)	—	(7,386,219)

Net book amount	—	18,587,478	109,962	18,697,440

Immutep Limited- Appendix 4D	Page 13

Notes to the Financial Statements (continued)

6. Non-current assets – intangibles (continued)

(i)	Amortisation methods and useful lives

The group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 13 years

7. Other current assets

	Note	31 December 2017	30 June 2017
		$	$
Current
Prepayments	(a)	770,652	604,687
Capital raising costs	(b)	—	846,180
Security deposits		37,510	37,311
Accrued interest		11,643	90

		819,805	1,488,268

(a)	Prepayments relate predominantly to advance payments for insurances and clinical trial expenditure.
(b)	Capital raising costs are in relation to the costs incurred in June 2017 for the capital raise in the US. The costs were re-classified in July 2017.

8. Non-Current liabilities – convertible note

	31 December 2017	30 June 2017
	$	$
Convertible note at fair value	6,211,155	5,778,984

	6,211,155	5,778,984

On 14 May 2015 the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Immutep Limited- Appendix 4D	Page 14

Notes to the Financial Statements (continued)

8. Non-Current liabilities - convertible note (continued)

8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

In addition to the above cash financing from Ridgeback, it was disclosed at the Extraordinary General Meeting explanatory memorandum that Ridgeback also provides the company with additional benefits, including:

•	Introductions to other well respected investment institutions which will help in future financing

•	The ability to attract other top level executives and researchers to the company and the board

•	Potential introductions for additional in-licensing opportunities; and

•	Increased visibility to other biotechnology and pharmaceutical companies and potential partners and collaborators on Immutep’s internal assets

As a result of the above, the additional benefits provided to Immutep determine that the financing transaction, including the issue of warrants, is to be accounted for as a Share-Based Payment and are expensed on the grant date in accordance with AASB 2. The value of the share-based payment to the strategic investor was calculated by determining the fair value of the convertible note and warrants at the time of EGM approval and deducting the net cash proceeds from Ridgeback.

$
Fair value of Convertible Note	45,851,305
Fair value of Warrants	15,367,594
Less cash received	(13,750,828)

Share based payment to strategic investor	47,468,071

(i)	Fair value of convertible notes

The fair value of the convertible notes has been estimated by an external valuer using a combination of the Black-Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above. The following assumptions which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

Immutep Limited- Appendix 4D	Page 15

Notes to the Financial Statements (continued)

8. Non-Current liabilities - convertible note (continued)

	Note - Liability	Conversion feature - Equity
	$	$
Fair value at issuance	4,419,531	41,431,774
Fair value movements	1,791,624	—

Balance at 31 December 2017	6,211,155	41,431,774

(ii)	Fair value of warrants

The fair value of each warrant granted is not traded in an active market and instead has been estimated by an external valuer using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the grant date:

Assumption	5 year warrants	10 year warrants	Rationale
Historic volatility	85.0%	85.0%	Based on 3 year historical volatility data for the Company
Exercise price	$0.0237	$0.0250	As per subscription agreement
Share price	$0.0510	$0.0510	Closing share price on valuation date from external market source
Risk-free interest rate	2.177%	2.886%	Based on Australian Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair Value	$0.0457	$0.0403	Determined using Black-Scholes models with the inputs above

9. Non-Current liabilities – US warrants

	31 December 2017	30 June 2017
	$	$
Warrants fair value at issue date	2,755,375	—
Fair value movements	(1,332,972)	—

Balance at 31 December 2017	1,422,403	—

In July 2017, the Company completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of the Company for cash consideration totaling $6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Immutep Limited- Appendix 4D	Page 16

Notes to the Financial Statements (continued)

9. Non-Current liabilities – US warrants (continued)

(i)	Fair value of warrants

The fair value of each warrant granted is not traded in an active market and has been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the issue date and at 31 December 2017:

Assumption	At issue date	At 31 December 2017	Rationale
Historic volatility	58.0%	54.0%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.50	As per subscription agreement
Share price	US$2.17	US$1.57	Closing share price on valuation date from external market source
Risk-free interest rate	1.93%	2.20%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$0.5622 A$0.7208	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$1,422,403	Fair value of 1,973,451 warrants

10. Issued Capital

		31 December 2017	30 June 2017
	Note	$	$
Issued and Paid Up Capital
Fully paid ordinary shares	10(a)	190,552,753	185,690,589
Options over fully paid ordinary share		9,661,954	9,661,954

Total Issued Capital		200,214,707	195,352,543

The Company has issued 19,800,000 fully vested options to be exercised any time over the 3 year period from the date of issuance at an exercise price to be determined based on the terms of the financing arrangements.

(a) Ordinary shares	Note	31 December 2017		30 June 2017
		No.	$	No.	$
At the beginning of reporting period		2,079,742,938	185,690,589	2,061,630,944	184,868,978
Shares issued during year	10(b)	263,126,800	3,806,390	—	—
Exercise of options (shares issued during the period)	10(b)	56,459,461	1,737,497	18,111,994	830,144
Transaction costs relating to share issues		—	(681,723)	—	(8,533)

At reporting date		2,399,329,199	190,552,753	2,079,742,938	185,690,589

Immutep Limited- Appendix 4D	Page 17

Notes to the Financial Statements (continued)

10. Issued Capital (continued)

(b) Shares issued

31 December 2017 details	Number of shares	Issue price $	Total $
Shares issued under Securities Purchase Agreement	263,126,800	0.01	3,806,390
Performance rights exercised	56,459,461	0.04	1,737,497

	319,586,261		5,543,887

30 June 2017 details	Number of shares	Issue price $	Total $
Performance rights exercised	18,111,991	0.05	830,143
Options exercised	3	0.20	1

	18,111,994		830,144

11. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2017%	31 December 2016%
Immutep Australia Pty Ltd	Australia	Ordinary	100%	100%
Immutep IP Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed GmbH	Germany	Ordinary	100%	100%

Prima BioMed Middle East FZ-LLC	UAE	Ordinary	100%	100%
Immutep USA, Inc.	USA	Ordinary	100%	100%
Immutep S.A.S	France	Ordinary	100%	100%

12. Contingent Liabilities

There were no material contingent liabilities at 31 December 2017.

13. Events Occurring After the Balance Sheet Date

No matters or circumstance has arisen since 31 December 2017 that has significantly affected, or may significantly affect the Company’s operations, the results of those operations or the Company’s state of affairs in future financial years.

Immutep Limited- Appendix 4D	Page 18

Notes to the Financial Statements (continued)

14. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the group in determining the fair values of the financial instruments since the last annual financial report.

(a)	Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2017 and 30 June 2017 on a recurring basis:

At 31 December 2017	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Convertible note liability	—	—	6,211,155	6,211,155
Warrant liability	—	—	1,422,403	1,422,403

Total liabilities	—	—	7,633,558	7,633,558

At 30 June 2017	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Convertible note liability	—	—	5,778,984	5,778,984

Total liabilities	—	—	5,778,984	5,778,984

(b)	Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis

Immutep Limited- Appendix 4D	Page 19

Notes to the Financial Statements (continued)

14. Fair value measurement of financial instruments (continued)

(c)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the half-year ended 31 December 2017:

	Convertible note	Warrant	Total
	$		$
Opening balance 1 July 2017	5,778,984	—	5,778,984
Fair value on issue date	—	2,755,375	2,755,375
Changes in fair value	432,171	(1,332,972)	(900,801)

Closing balance 31 December 2017	6,211,155	1,422,403	7,633,558

(d)	Valuation process

The convertible notes and warrants were valued using a Black Scholes model.

15. Commitments

There were no material capital or leasing commitments at 31 December 2017.

Immutep Limited- Appendix 4D	Page 20

Directors’ Declaration

The Directors of the company declare that:

1.    The financial statements and notes, as set out on pages 7 to 20 are in accordance with the Corporations Act 2001, including:

(a)	complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2017 and of its performance for the half-year ended on that date.

2.    In the directors’ opinion there are reasonable grounds to believe that Immutep Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt

CEO and Executive Director

Berlin, Germany

Dated: 22nd Day of February 2018

Immutep Limited- Appendix 4D	Page 21

Independent auditor’s review report to the members of Immutep Limited

Report on the HaIf-Year Financial Report

We have reviewed the accompanying half-year financial report of Immutep Limited (the Company), which comprises the consolidated balance sheet as at 31 December 2017, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Immutep Group (the consolidated entity). The consolidated entity comprises the Company and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity’s financial position as at 31 December 2017 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Immutep Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

  One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

  T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

  Level 11,1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

  T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.	Page 22

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Immutep Limited is not in accordance with the Corporations Act 2001 including:

1.	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2017 and of its performance for the half-year ended on that date;

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Eddie Wilkie	Sydney
Partner	22 February 2018

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